FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Annual General Meeting

Vancouver, Canada, August 26th, 2010

At the Annual General and Special Meeting (the “Meeting”), to be held on Thursday September 23, 2010, the Company is seeking shareholder approval to authorize the consolidation of all of the Company’s issued shares up to a maximum basis of one for ten outstanding common shares.  The Board of Directors believes that the number of outstanding common shares may no longer reflect the value of the assets of the Company.  As the company’s future performance is largely tied to its ability to raise equity financing, without excessively diluting the interests of its current shareholders, we believe that this is in the best interest of all current shareholders.  The proposed consolidation will enable potential investors to better evaluate the Company in connection with future equity financings. Our major exploration partnerships, and large and extensive exploration programs already differentiate CanAlaska from the majority of exploration companies, and we now believe it is time to strengthen our corporate position and present to a larger financial market.  There are currently 171,916,213 common shares issued and outstanding and approximately 17,191,621 common shares will be issued and outstanding if and when the Proposed Consolidation is effected.  The proposed consolidation will be further subject to TSX Venture approval.

Due to present market conditions, and in order to bring the exercise price of the outstanding stock options of the Company in line with the current market price of the Company’s shares, the Board has approved, subject to acceptance by the TSX Venture Exchange, the reduction in the exercise price of all outstanding stock options (the “Options”) previously granted to directors, officers, employees and consultants of the Company, some of whom are insiders of the Company.  As of the date hereof 20,772,500 Options are outstanding under the Existing Plan.  The policies of the TSX Venture require the reduction in the price of Options held by insiders to be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to shares beneficially owned by insiders and their associates.

The exercise price of all the Options, including the Options held by Insiders, will be reduced to $0.85, ($0.085 pre-consolidation) being the close of market price of the common shares of the Company on August 16, 2010, the date of the Company’s Information Circular, if approved at the Meeting by the disinterested shareholders.  Pursuant to the policies of the TSX Venture, the exercise price of any Options which were granted within six months of the date of acceptance of the re-pricing of the Options by the TSX Venture will not be reduced.

The shareholders of the Company will be asked at the Meeting to approve the proposed new Share Option Plan (the “New Plan”). The New Plan increases the maximum aggregate number of common shares of the Company which may be reserved for issuance under the New Plan to 34,000,000 common shares, which represents approximately 20% of the current issued and outstanding common shares of the Company.  Implementation of the New Plan will be further subject to approval by the TSX Venture Exchange.   The New Plan essentially brings the Company current with certain regulatory and taxation compliance standards.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

News Release                                                                                                                                                                                                    Page 1                                                                                                                                                                                                       August 26th, 2010